UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

AtlasClear Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

128745106 (Common Stock)

(CUSIP Number)

John Schaible

c/o AtlasClear Holdings, Inc.

4030 Henderson Blvd., Suite 712

Tampa, FL 33629

(727) 446-6660

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 9, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13-G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 128745106	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Schaible
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,135,874*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,135,874*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,135,874*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of AtlasClear Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4030 Henderson Blvd., Suite 712, Tampa, FL 33629.

Item 2.	Identity and Background.

(a) This Statement is being filed by John Schaible (the “Reporting Person”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

(b) The address of the Reporting Person is c/o AtlasClear Holdings, Inc., 4030 Henderson Blvd., Suite 712, Tampa, FL 33629.

(c) The Reporting Person is the Chief Strategy Officer of the Issuer.

(d) The Reporting Person has not, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 23, 2020, Quantum Ventures LLC (“Quantum Ventures”) purchased 4,312,500 founder shares (“Founder Shares”) from Quantum FinTech Acquisition Corporation (“Quantum”), for $25,000, or $0.006 per share. In connection with Quantum’s initial public offering, Quantum transferred 40,833 Founder Shares to the Reporting Person.

In connection with the closing of the initial public offering on February 9, 2021, Quantum Ventures purchased from Quantum an aggregate of 4,922,500 private placement warrants, at a price of $1.00 per warrant. Each private placement warrant is exercisable for one share of common stock at an exercise price of $11.50 per share.

The additional securities of the Issuer were acquired by the Reporting Person upon certain distributions by Quantum Ventures in connection with the closing of a business combination, as described in further detail in Item 4 of this Statement which is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock reported herein as beneficially owned by the Reporting Person solely for investment purposes and in connection with the transaction described below.

As previously disclosed, on February 9, 2024 (the “Closing Date”), the Issuer (formerly known as Calculator New Pubco, Inc.) consummated the previously announced transactions pursuant to that certain Business Combination Agreement, dated November 16, 2022 (as amended, the “Business Combination Agreement”), by and among the Issuer, Quantum FinTech Acquisition Corporation (“Quantum”), Calculator Merger Sub 1, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer , Calculator Merger Sub 2, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer , AtlasClear, Inc., a Wyoming corporation (“AtlasClear”), Atlas FinTech Holdings Corp., a Delaware corporation and Robert McBey. The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.” In connection with the consummation of the Business Combination (the “Closing”), the Issuer changed its name from “Calculator New Pubco, Inc.” to “AtlasClear Holdings, Inc.”

In connection with the Closing, each share of Quantum’s common stock (“Quantum Common Stock”) that was outstanding and had not been redeemed, including the Founder Shares, was converted into one share of Common Stock. Each outstanding public warrant to purchase Quantum Common Stock became a warrant to purchase one-half of a share of Common Stock. Each outstanding warrant to purchase Quantum Common Stock initially issued in a private placement in connection with Quantum’s initial public offering became a private placement warrant of the Issuer to purchase one share of Common Stock (“Private Placement Warrant”).

In connection with the Closing, Quantum Ventures effected distributions of shares of Common Stock and Private Placement Warrants to its members, including the Reporting Person, and certain other persons. As a result, the Reporting Person received (i) 432,734 shares of Common Stock and (ii) 703,140 Private Placement Warrants which became exercisable for 703,140 shares of Common Stock upon consummation of the Business Combination.

Item 5.	Interest in Securities of the Issuer.

(a) - (b)

The Reporting Person has beneficial ownership of 1,135,874 shares of Common Stock, or 8.6% of the Common Stock of the Issuer based upon 12,455,157 shares of Common Stock outstanding as of April 15, 2024, and taking into account the Common Stock underlying the 703,140 Private Placement Warrants beneficially owned by Quantum Ventures.

The Reporting Person has sole voting and sole dispositive power with respect to the 1,135,874 shares of Common Stock he beneficially owns.

(c)           The information set forth in Item 4 of this Statement is incorporated herein by reference.

(d)           To the knowledge of the Reporting Person, only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.

(e)           Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

On November 16, 2022, the Issuer, the AtlasClear stockholders and certain holders of Quantum’s Founder Shares entered into a Registration Rights and Lock-Up Agreement which became effective as of the Closing, pursuant to which, among other things, the holders of Founder Shares agreed not to transfer (a) any shares of common stock beneficially owned or owned of record by such holder prior to the initial public offering (the “Escrow Shares”), other than as provided in the escrow agreement, dated February 4, 2021, (the “Escrow Agreement”) by and among Quantum, Continental Stock Transfer & Trust Company (the “Escrow Agent”) and the holders. In connection with the Closing, the Issuer instructed the Escrow Agent to release from escrow 4,000,000 of Quantum’s Founder Shares that were held in escrow (consisting of 949,084 Founder Shares owned by Chardan Quantum, LLC and 3,050,916 Founder Shares owned by Quantum Ventures, LLC), as contemplated by the amendment to such Escrow Agreement disclosed on October 31, 2023.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A	-	Business Combination Agreement, dated as of November 16, 2022, by and among Quantum FinTech Acquisition Corporation, the Issuer (f/k/a Calculator New Pubco, Inc.), Calculator Merger Sub 1, Inc., Calculator Merger Sub 2, Inc., AtlasClear, Inc., Atlas FinTech Holdings Corp. and John Schaible (incorporated by reference to Exhibit 2.1 to Quantum’s Current Report on Form 8-K (File No. 001-40009), filed with the SEC on November 17, 2022).

Exhibit B	-	Registration Rights and Lock-Up Agreement, dated November 16, 2022, by and among the Issuer (f/k/a Calculator New Pubco, Inc.) and the stockholders of AtlasClear, Inc. and Quantum FinTech Acquisition Corporation party thereto (incorporated by reference to Exhibit 10.2 to Quantum’s Current Report on Form 8-K (File No. 001-40009), filed with the SEC on November 17, 2022).

SIGNATURES

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    April 24, 2024

/s/ John Schaible
John Schaible